APPENDIX A:
INVESTMENT RISKS

As we are still navigating the uncertainty that affects not only the bar & restaurant industry, but the additional obstacles that come with providing live music to patrons, we can't be sure when Great Scott will able to return to it's full capacity and resume normal operations.

NO FORMAL AGREEMENTS

Chowderquake, LLC intends to enter into agreements with Montgomery, Inc to operate the business d/b/a Great Scott. There are no written agreements formalizing this agreement and such agreements may never exist. The absence of such agreements could negatively impact the ability of Chowderquake, LLC to generate revenue and or provide repayment and could result in the total loss of investment.

ABILITY TO PURCHASE THE D/B/A GREAT SCOTT

Chowderquake, LLC intends to enter into agreements with Montgomery, Inc to purchase the rights to the d/b/a Great Scott. There are no written agreements formalizing this agreement and such agreements may never exist. If Chowderquake, LLC is unable to enter into an agreement to purchase the rights to the d/b/a Great Scott, the failure to do so could negatively impact the ability of Chowderquake, LLC to generate revenue and or provide repayment to investors and could result in the total loss of investment.

ABILITY TO OBTAIN A LIQUOR LICENSE

Chowderquake, LLC intends to enter into agreements with Montgomery, Inc. to purchase the rights to its current liquor license. There are currently no written agreements formalizing this agreement and such agreements may never exist. If unable to purchase the rights to use the liquor license currently belonging to Montgomery, Inc., Chowderquake, LLC may or may not attempt to obtain a liquor license through other means. If Chowderquake, LLC is unable to obtain a liquor license, the failure to do so could negatively impact the ability of Chowderquake, LLC to generate revenue and or provide repayment to investors and could result in the total loss of investment.

ABILITY TO OBTAIN A LEASE

Chowderquake, LLC intends to enter into a lease with the owners of the current location of the d/b/a Great Scott but cannot guarantee that it will be able to enter into a leasing agreement on favorable terms or at all. If Chowderquake, LLC is unable to enter into a leasing agreement to occupy the premises, the failure to do so could negatively impact the ability of Chowderquake, LLC to generate revenue and or provide repayment to investors and could result in the total loss of investment.

ABILITY TO GENERATE REVENUE

Chowderquake, LLC and the d/b/a Great Scott rely on patronage to generate revenue. Chowderquake, LLC cannot guarantee that it will be able to generate sufficient revenue from patronage to continue operations or cover expenses. The inability to generate sufficient revenue may negatively impact the ability of Chowderquake, LLC to generate revenue and or provide repayment to investors and could result in the total loss of investment.

GOVERNMENTAL ACTION

Chowderquake, LLC and the d/b/a Great Scott can be greatly impacted by Federal, State, and Local Governmental actions including but not limited to occupancy limitations, liquor license

regulations, and unforeseeable actions, some of which related to the on-going COVID-19 pandemic. Chowderquake, LLC cannot guarantee that governmental actions will not impact its ability to operate or generate revenue. Such regulations could negatively impact the ability of Chowderquake, LLC to generate revenue and or provide repayment to investors and could result in the total loss of investment.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Great Scott to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

Great Scott operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LIMITED OPERATING HISTORY

Great Scott is a newly established entity and has no history for prospective investors to consider.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Great Scott competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Great Scott's core business or the inability to compete successfully against the with other competitors could negatively affect Great Scott's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Great Scott's management or vote on and/or influence any managerial decisions regarding Great Scott. Furthermore, if the founders or other key personnel of Great Scott were to leave Great Scott or become unable to work, Great Scott (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Great Scott and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events

do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Great Scott is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Great Scott might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Great Scott is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT GREAT SCOTT

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Great Scott's financial performance or ability to continue to operate. In the event Great Scott ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Great Scott nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Great Scott will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Great Scott is allowed to stop providing

annual information in certain circumstances.

UNINSURED LOSSES

Although Great Scott will carry some insurance, Great Scott may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Great Scott could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Great Scott's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Great Scott's management will coincide: you both want Great Scott to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Great Scott to act conservative to make sure they are best equipped to repay the Note obligations, while Great Scott might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Great Scott needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Great Scott or management), which is responsible for monitoring Great Scott's compliance with the law. Great Scott will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Great Scott is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Great Scott fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Great Scott, and the revenue of Great Scott can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Great Scott to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.